January 26, 2009

VIA EDGAR & FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re: Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-147713)

Ladies and Gentlemen:

On November 29, 2007, Platinum Research Organization, Inc., a Delaware corporation (the “Company”), filed a Registration Statement on Form SB-2 now Form S-1 (File No. 333-147713) and thereafter filed two amendments thereto on February 6, 2008 and May 13, 2008, respectively, ( collectively, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company respectfully requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company requests that the Commission consent to this application on the grounds that (i) the Company under agreement with its preferred shareholders (selling shareholders under the Registration Statement) is no longer obligated to file the Registration Statement and (ii) withdrawal of the Registration Statement is in the best interests of the Company’s stockholders and consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Company, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Please note that Hallett & Perrin, P.C. no longer represent the Company

If you have any questions regarding this request, please contact the Company’s legal counsel, John Clarson, at (817) 924-0576.

Very truly yours,

/S/ David Hart

David Hart
Senior Vice President and
Interim Chief Financial Officer

Platinum Research
Organization, Inc.

cc:	Lance M. Hardenburg
Hallett & Perrin, P.C.
2001 Bryan Street, Suite 3900
Dallas, Texas 75201